ABERDEEN FUND DISTRIBUTORS, LLC

Exemption Report

September 30, 2016

Aberdeen Fund Distributors, LLC (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k):(2)(i) throughout the most recent fiscal year without exception.

Aberdeen Fund Distributors, LLC

I, Chad Kirschenblatt, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

Dated: 11/28/2016